United States securities and exchange commission logo





                             May 14, 2021

       David A. Steinberg
       Chief Executive Officer and Chairperson
       Zeta Global Holdings Corp.
       3 Park Ave, 33rd Floor
       New York, NY, 10016

                                                        Re: Zeta Global
Holdings Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 10, 2021
                                                            File No. 333-255499

       Dear Mr. Steinberg:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 30, 2021 letter.

       Amendment No. 1 to Form S-1

       Prospectus Summary
       Growth Strategies, page 8

   1. You state that one of your growth strategies is to acquire new customers. Please revise, both here and in your
MD&A Overview section, to disclose the actual number of
                                                        customers for each
period presented and discuss the reason(s) for the steadily declining trend in this measure.
 David A. Steinberg
FirstName
Zeta GlobalLastNameDavid
            Holdings Corp. A. Steinberg
Comapany
May        NameZeta Global Holdings Corp.
     14, 2021
May 14,
Page 2 2021 Page 2
FirstName LastName
Summary Consolidated Financial and Operating Information, page 15

2. Considering there are numerous adjustments that will impact your pro forma net loss per share calculations, please revise note (2) to include a reconciliation of the numerator and denominator used in such calculation.
Risk Factors
Our amended and restated certificate of incorporation will provide, subject to certain exceptions, that (i) the Court of Chancery..., page 42

3. As requested in prior comment 4, please disclose that there is uncertainty as to whether a court would enforce an exclusive federal forum provision for Securities Act claims. Also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
4. In response to prior comment 5, you disclose that the exclusive forum provision does not apply to claims arising under the Exchange Act "to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law." As noted in prior comment 5, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
         Act or the rules and regulations thereunder. Therefore, please clearly state, as you do in the provision in your amended and restated certificate of incorporation, that the exclusive forum provision does not apply to claims arising under the Exchange
Act.
Use of Proceeds, page 45

5. As requested in prior comment 6, please disclose the total amount of offering proceeds that your officers and directors will receive in connection with the Restricted Stock
         Repurchase, the Class A Stock Repurchase and the Stock Cancellation. Capitalization, page 49

6.       We note that the pro forma capitalization information now assumes the
"Warrant
         Exercise." Please tell us how you determined that the exercise of warrants is probable. In this regard, clarify whether you have received firm commitments from the warrant holders of their intent to exercise. Refer to Article 11-01(a)(8) of Regulation S-X.
7. Please revise to include a quantified discussion regarding the vesting of restricted stock awards and related compensation expense in the introductory section of this table rather than as a footnote to the table.
 David A. Steinberg
FirstName
Zeta GlobalLastNameDavid
            Holdings Corp. A. Steinberg
Comapany
May        NameZeta Global Holdings Corp.
     14, 2021
May 14,
Page 3 2021 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Metrics, page 56

8. Please tell us and revise to disclose net revenue retention rate, scaled customers and scaled customer ARPU for March 31, 2021. Alternatively, tell us the performance metrics you use on a quarterly basis to manage the business and include a quantified discussion of such measures.
Business, page 75

9. We note your response to prior comment 1, but are unable to locate your proposed disclosure of the number of Fortune 100 customers in 2020 that were scaled customers generating $100,000 to $1 million in revenue or more than $1 million in revenue. Also, to the extent you continue to disclose the number or percentage of Fortune 100 companies that are your customers, please disclose the percentage of revenue generated from these customers for each period presented to add context to this information.
Certain Relationships and Related Party Transactions
Restricted Stock Repurchase
Treatment of Directors' Restricted Stock in Connection with this Offering, page 117

10. Please disclose the number of restricted stock awards that will immediately vest for each officer and director in connection with the offering. In addition, disclose the number of restricted stock awards that the company will purchase from Mr. Niehaus and his affiliates and the aggregate purchase price.
Notes to Interim Consolidated Financial Statements
Note 11. Stock-Based Compensation, page F-59

11.      Please revise to disclose the incremental compensation cost resulting from the
         modification. Refer to ASC 718-10-50-2(h)(2)(iii). Also, considering the significant increase in your unrecognized compensation expense resulting from this modification and the impact on your future operations, revise to include a discussion in your MD&A
         Overview section regarding the additional compensation that will be recognized upon effectiveness and the potential impact to your future results of operations for the share-
         based compensation that will be recognized in future periods, if material.
 David A. Steinberg
FirstName
Zeta GlobalLastNameDavid
            Holdings Corp. A. Steinberg
Comapany
May        NameZeta Global Holdings Corp.
     14, 2021
May 14,
Page 4 2021 Page 4
FirstName LastName
       You may contact David Edgar, Senior Staff Accountant, at 202-551-3459 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs,
Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Joel H. Trotter, Esq.